Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

	For the Nine Months Ended September 30, 2008	For the Year Ended December 31,
		2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$1,204,832	$2,102,446	$1,508,854	$846,681	$550,043	$515,965
Amortization of debt issue expense	5,257	9,492	8,438	2,840	2,083	3,084
Estimated interest portion within rental expense	6,783	8,912	8,241	5,549	5,092	9,223
Preference securities dividend requirements of consolidated subsidiaries						
Total fixed charges	$1,216,872	$2,120,850	$1,525,533	$855,070	$557,218	$528,272
Earnings:
Income (loss) before income taxes, extraordinary items and cumulative effects of accounting change less equity in income (loss) of investments	$(858,647)	$(2,182,951)	$929,869	$642,364	$528,899	$184,341
Fixed charges	1,216,872	2,120,850	1,525,533	855,070	557,218	528,272
Less:
Preference securities dividend requirement of consolidated subsidiaries						
Earnings	$358,225	$(62,101)	$2,455,402	$1,497,434	$1,086,117	$712,613
Ratio of earnings of fixed charges	0.29	(0.03)	1.61	1.75	1.95	1.35
Excess (deficiency) of earnings to fixed charges	$(858,647)	$(2,182,951)	$929,869	$642,364	$528,899	$184,341

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, extraordinary items and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries.  Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.